UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On September 30, 2015, Biondvax Pharmaceuticals Ltd. (the "Company") issued a press release announcing that the Company received regulatory clearance from the Hungarian Regulatory Authority (National Institute of Pharmacology and Nutrition, OGYEI) and the Central Ethics Committee in Budapest to initiate a Phase llb clinical trial. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, On October 1, 2015, the Company issued a press release announcing that the Company has entered into a Development and Manufacturing Agreement for the production of clinical batches of its universal flu vaccine, M-001, with Cytovance Biologics Inc., a Contract Manufacturing Organization (CMO), based in Oklahoma, USA. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated September 30, 2015

99.2	Press Release, dated October 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: October 1, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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